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SEC FILE NUMBER
8-70182

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/1/2023 (MM/DD/YY) AND ENDING 11/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Exos Securities LLC

SEC Mail Processing
FEB 03 2025
Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

31 East 32nd Street
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brady Dougan
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grassi & Co., CPAs, P.C.
(Name – if individual, state last, first, and middle name)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

10/22/2003 (Date of Registration with PCAOB)(if applicable) 606 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brady Dougan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Exos Securities LLC, as of 11/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALYSSA RIVES DE LAVAYSSE
Notary Public - State of New York
NO. 01RI0030732
Qualified in New York County
My Commission Expires Nov 7, 2028

Signature: [signature]

Title:
CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents

GRASSI

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Committee and Member of
Exos Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Exos Securities LLC (the "Company") as of November 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Exos Securities LLC as of November 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statement, the Company has experienced operating losses and is not in compliance with applicable net capital requirements, which raise substantial doubt about its ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P. C.

New York, New York
January 29, 2025

EXOS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
November 30, 2024

Dollars in Thousands

Assets		
Receivables from Brokers and Dealers	$	14
Receivables from Customers and Counterparties		1,610
Total Assets	$	1,624
Liabilities & Member's Deficit		
Liabilities		
Accrued Expenses	$	1,677
Legal Settlements Payable		2,857
Total Liabilities		4,534
Member's Deficit		(2,910)
Total Liabilities and Member's Deficit	$	1,624

The accompanying notes are an integral part of this financial statement.

1. Organization

Description of Business

Exos Securities LLC (the "Company" or "Exos Securities") is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member firm of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Exos Securities was formed on May 3, 2017, in the State of Delaware as a limited partnership originally under the name Auro TFP LP. On March 29, 2018, the entity was converted to a Delaware limited liability company ("LLC") and the name was changed to Exos Securities LLC. Exos Securities' membership application was approved on February 13, 2019. As a registered broker-dealer, Exos Securities is subject to the capital requirements of the Securities Exchange Act of 1934.

Exos Securities is a wholly-owned subsidiary of Exos Financial LLC ("Exos Financial"), which is a majority-owned subsidiary of Exos TFP Holdings LLC. ("Exos TFP").

Exos Securities is principally engaged in the purchase and sale of U.S. Treasury Securities and exchange-traded futures contracts and equity trading, advisory and underwriting. Exos Securities transacts primarily with institutional counterparties. Exos Securities also executes equity trades for funds managed by Exos Asset Management, an affiliated entity. The broker-dealer executes the fund on an agency basis and earns a commission. In both the principal transactions and commission revenue streams, the broker-dealer does not maintain positions on its Statement of Financial Condition. In October 2023, an arbitration was adjudicated unfavorably towards Exos Securities, and the Company recorded a liability which placed it in capital deficiency. Throughout the 2024 fiscal year, Exos Securities remained in capital deficiency, thus suspending business operations. Any revenue recognized during the current year related to transactions and contracts entered into prior to October 2023.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements are presented in U.S. dollars, which is the Company's functional and reporting currency. These financial statements and their associated notes are presented in thousands of dollars unless otherwise noted.

Use of Estimates

In presenting the financial statements, management makes estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and the amount of revenue and expense during the reporting period. These estimates and assumptions are based on judgment and available information and, consequently, actual results could differ from those estimates.

Cash

The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be a cash equivalent. The Company's cash is held at a financial institution which has Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000 per depositor, per insured bank for each account ownership category. The Company's cash held at the financial institution may, at times, exceed FDIC covered amounts. No losses have been incurred to date.

Going Concern

The Company's financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. However, during the year ended November 30, 2024, the Company had a net loss of $264, and as of November 30, 2024, the Company had a member's deficit of $2,910 and a net capital deficit of $4,520 and was not in compliance with applicable regulations.

2. Summary of Significant Accounting Policies (continued)

Going Concern (continued)

FINRA Rule 4110(b)(1) provides that a member shall suspend all business operations during any period in which it is not in compliance with applicable net capital requirements. The Company, therefore, does not currently have any revenue-generating operations other than internally sourced management fees and the ability to collect back-end fees on investment banking deals previously consummated. As a result of these conditions, among others, there is a substantial doubt about the Company's ability to meet its obligations as they come due in the next 12 months and the Company's ability to continue as a going concern one year from the date of issuance of these financial statements.

In view of these matters, continuation as a going concern is dependent upon the Company's ability to receive additional capital from affiliates or third parties to meet its financial obligations and maintain compliance with its net capital requirements. The financial statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should the Company not continue as a going concern.

Revenue Recognition

Investment banking income is recorded as earned. See Note 3.

Fees from financial advisory assignments are recognized in revenues when the services related to the underlying transaction are completed under the terms of the assignment.

Sales commissions are earned based on the execution of equity trades for funds managed by Exos Asset Management. The broker dealer executes for the fund on an agency basis.

Management fees are revenue credits received by the Company for sharing its cost of headcount compensation with affiliates. Personnel employed by the Company support business activities related to affiliates and thus their costs are charged out. Note 11, Related Party Transactions, offers additional details of this revenue source.

Valuation Hierarchy

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value in accordance with U.S. GAAP. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. Fair value measurements do not include transaction costs. Fair value gains or losses are generally included in Principal Transactions.

The accounting guidance for fair value measurements establishes a framework for disclosing fair value using a three-level hierarchy based upon the market observability and reliability of inputs used to value assets and liabilities and requires enhanced disclosures about fair value measurements. Fair value measurement accounting guidance does not dictate when fair value should be the basis to account for a financial instrument, nor does it prescribe which valuation technique should be used. An entity is required to choose appropriate valuation techniques based upon market conditions, availability, reliability and observability of valuation inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

2. Summary of Significant Accounting Policies (continued)

Valuation Hierarchy (continued)

Level 1 – Valuations are based upon unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Valuations are based upon prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Such inputs reflect management's own assumptions that the Company believes would be used by market participants in valuing the assets or liability but that are unobservable.

The level in which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. Exos Securities reviews its fair value hierarchy classifications periodically and changes in the observability of valuation inputs and in their significance, which may result in a transfer between fair value hierarchy level categories. Exos Securities did not hold any investments as of November 30, 2024.

Litigation and Other Matters

Exos Securities may be involved, from time to time, in reviews, investigations and proceedings (both formal and informal) regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions. Exos Securities will recognize a contingent liability in the statement of financial condition when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, Exos Securities accrues the most likely amount of such loss, and if such amount is not determinable, Exos Securities accrues the minimum of the range of probable loss. The determination of the outcome and loss estimates requires significant judgment on the part of management. In many instances, it is not possible to determine the degree to which any loss is probable or reasonably estimable.

3. Receivables and Payables with Brokers, Dealers and Customers

Effective December 1, 2022, the Company adopted ASC Topic 326, *Financial Instruments - Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial assets as of the reporting date. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework. The adoption of ASC 326 had no impact on the Company's opening members' equity. The Company's expectation is that the credit risk associated with fees receivable is that any client with which it conducts business is able to fulfill its contractual obligations. Management monitors the credit risk of clients and considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

Receivables from customers include a $1,610 back-end underwriting fee for a SPAC deal that commenced in 2021 and successfully completed a merger in mid-2024.

Previously accrued on the balance sheet was a $250 placement fee receivable from Aloe Care, which was driven by a $6,000 investment into that company in 2023. Aloe Care has since undergone a restructuring, and the Company's

3. Receivables and Payables with Brokers, Dealers and Customers (Continued)

management has been in touch with Aloe Care's management. Though the Company maintains that a $250 cash fee is due for bringing private fundraising to Aloe Care, Aloe Care disputes the cash fee and maintains that the Company is to be compensated in equity shares. Due to the uncertainty around the resolution of the fee and that a distressed Aloe Care's valuation may be minimal, the Company deemed this entire receivable as uncollectable and wrote off this receivable in November 2024.

The Company has no allowance for credit losses as of November 30, 2024.

The following table represents receivables and payables from/to brokers, dealers and other institutions as of November 30, 2024:

	Assets	Liabilities
Receivables/Payables from Brokers and Dealers	$ 14	$ 0
Receivables/Payables from Customers and Counterparties	1,610	0
	$ 1,624	**$ 0**

4. Risk Management

Market Risk

As a participant in the government securities and credit markets, Exos Securities is exposed to various risks that arise in the normal course of its business. The risks to which Exos Securities are subject to include market, credit, liquidity, operational, legal, regulatory, and financial control risks. Exos Securities monitors and controls its risk

exposures daily through financial, credit and market risk management monitoring systems that are independent of the front office. Accordingly, Exos Securities believes that it has effective procedures for evaluating and limiting, where possible, the market, credit, operational and other risks to which it is subject. Exos Securities' senior management has an active role in the risk management process and through documented policies and procedures, requires that various internal control and business groups participate in providing monitoring and oversight.

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities, or other market factors, such as liquidity, will result in market value losses for a position or portfolio. The Company's exposure to market risk is affected by the characteristics of the markets in which the Company participates.

Market risk is monitored daily and controlled through risk limits, position limits, management oversight, stress testing and regular independent pricing reviews. The Company attempts to control its market risk exposures through hedging strategies and a wide variety of quantitative and qualitative monitoring and analytical review mechanisms, including Value-at-Risk and Expected Shortfall measures.

Credit Risk

Credit risk arises from the potential that a counterparty to a transaction with the Company or an issuer of securities or underlying instruments held by Exos Securities might fail to perform under its contractual obligations, which could result in Exos Securities incurring losses.

The Company controls credit risk by monitoring counterparty credit exposures, haircut and collateral values on a daily basis, following an established credit approval process which includes reviewing the financial health of counterparties at inception of the relationship with the Company and on an ongoing basis, and requiring haircut levels to be adjusted or collateral to be deposited with the Company when deemed necessary. Collateral held is most often in the form of U.S. Government securities or cash. The Company has established credit limits for issuers and counterparties that are also monitored on a daily basis. The Company further reduces credit risk, where appropriate, by entering into enforceable netting agreements and arrangements that enable the Company to terminate the

5. Risk Management (Continued)

Credit Risk (Continued)

agreement or reset specific contractual terms upon the occurrence of certain events or time periods.

Concentrations of Credit Risk

Concentrations of credit risk arise when a number of customers or counterparties are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Company's credit concentration may arise from trading, underwriting, and financing activities. The Company monitors credit risk on both an individual issuer and group counterparty basis.

The Company is engaged in various activities serving a diverse group of corporate and institutional investors. A substantial portion of the Company's transactions are executed with financial institutions that include broker-dealers, commercial banks, money managers and insurance companies. The Company's exposure to credit risk can be directly impacted by political, industry, and economic factors including volatile trading markets which may impair counterparties' ability to satisfy their obligations to the Company.

Other Risks

Operational, legal, regulatory, and financial control risks relate to losses the Company may incur due to items such as the failure in execution and settlement of securities transactions, deficiencies in legal documentation or compliance, or inadequacies in financial control systems.

Operational risk is managed through the creation and monitoring of key risk indicators, the review/challenge of testing performed on key control processes, escalation procedures for risk events, the promulgation of documented policies and procedures, and the monitoring and tracking of operational risk issues and events.

Legal and regulatory risk is managed through the assistance of in-house Legal and Compliance Departments staffed with experienced attorneys and compliance professionals knowledgeable in the Company's areas of business. Exos Securities' in-house lawyers and compliance professionals work closely with the business on significant transactions, develop and utilize standard transaction documentation, obtain assistance and advice from experienced outside counsel as needed, and establish and communicate to employees and their supervisors' written policies and procedures for the proper conduct of business in accordance with applicable law, regulation, and Exos Securities' policy.

Exos Securities seeks to minimize financial control risk through the segregation of responsibility for key functions involved in the gathering, analysis, and presentation of financial information, documented policies and procedures that establish authorized signatories for various key financial control activities, use of external resources for price verification, and multiple reconciliation and confirmation processes performed at regular intervals.

6. Commitments and Contingencies

Litigation

Exos Securities may be party to legal proceedings, or the subject of investigations and regulatory matters in the United States and other jurisdictions, arising out of its normal business operations.

There are also situations where Exos Securities may enter into a settlement agreement or recognize a provision in contemplation of a potential settlement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which Exos Securities believes it has credible defenses

6. Commitments and Contingencies (Continued)

Litigation (Continued)

and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows and any provisions that have been established.

While the outcome of the legal proceedings, investigations and regulatory matters in which Exos Securities is involved is inherently uncertain, management believes that, based on the information available to it, appropriate accounting provisions will be made in respect of legal proceedings, investigations, and regulatory matters. As of November 30, 2024, the following provisions have been made:

As of November 30, 2024, the Company has recorded a liability of $2,857 stemming from an arbitration adjudicated unfavorably for the Company in October 2023. This award amount also includes $252 in interest. This case proceeded through arbitration in July 2023. The arbitration award was confirmed by the Supreme Court of New York State on December 28, 2023. The Court issued a judgment in the amount of $2,836. Cash and brokerage assets in the total amount of $241 were applied against the judgment during the fiscal year. The award remains on the Statement of Financial Condition as an accrued expense, and interest continues to accrue on this balance.

A second arbitration proceeding was filed against the Company and three affiliates by a former partner alleging entitlement to retention payments amounting to at least $1,800 plus equity. The Company asserted certain defenses, and the case was settled with Exos Financial for a significantly lower amount. In early 2024, the Company recorded a liability of $244 as an accrued expense on the Statement of Financial Condition towards this claim. The settlement, finalized in October 2024, allowed Exos Securities to release this liability.

7. Guarantees

In the normal course of its business, Exos Securities may be party to various types of guarantees with counterparties in connection with certain underwriting, securitization, asset sale and other transactions. Contracts that fall under the definition of guarantees include contracts that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying position that is related to an asset, a liability or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, and indirect guarantees of the indebtedness of others even though the payment to the guaranteed party may not be based on changes related to an asset, a liability or an equity security of the guaranteed party.

Indemnifications

Exos Securities provides representations and warranties to counterparties in connection with, among other things, certain financing, asset-sale, and underwriting transactions and occasionally provides indemnifications to those counterparties against potential losses caused by a breach of those representations and warranties. These and other indemnifications are ordinarily documented on the basis of negotiated market terms and are entered into in the normal course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the events or contingencies triggering the obligation to indemnify are generally not expected to occur. Accordingly, Exos Securities has determined that it is not possible to develop an estimate of the maximum payout under these indemnifications. Exos Securities has not recorded any liabilities in the Statement of Financial Condition as of November 30, 2024, related to these indemnification arrangements.

8. Income Taxes

The Company is a single-member limited liability company, which is a disregarded entity for federal and state income tax purposes and is not subject to taxes on its income. The Company's income or loss is reportable by its member on its tax return. The Company is currently not subject to state or local income taxes. Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the Statement of Operations. Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. For the year ended November 30, 2024, management has determined that there are no material uncertain income tax positions.

9. Net Capital Requirements

As a registered broker-dealer and member of FINRA, Exos Securities is subject to the net capital rules of the SEC Uniform Net Capital Rule (Rule 15c3-1).

Under the SEC's Uniform Net Capital Rule, Exos Securities has elected to compute its minimum net capital using the aggregate indebtedness method. As such, Exos Securities is required to maintain minimum net capital equal to the greater of $100 or one fifteenth of the Company's aggregate indebtedness, as defined in SEC Rule 15c3-3 (SEC Rule 15c3- 1(a)(1)(ii)). At November 30, 2024, Exos Securities had a regulatory net capital deficit of $(4,520), which is $(4,822) in deficit of its required minimum net capital of $302.

The Company operates under the exemptive provisions of Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

10. Employee Benefit Plan

Employees of Exos Securities are eligible to participate in the Exos Financial LLC Retirement Savings Plan (the "Plan"), a defined contribution plan, subject to the satisfaction of various eligibility requirements. The Plan is sponsored by Exos Financial and includes Exos Securities' employees, the Plan sponsor, and certain of its affiliates. Exos Securities may match a portion of its employee participant contributions and make an annual contribution in accordance with the Plan documents. The Company has not made any matching contributions to the Plan.

11. Related Party Transactions

In the normal course of business, Exos Securities conducts transactions with, and provides operational and administrative support to, affiliated companies for which it receives consideration. Consideration includes the fully-loaded compensation and benefit costs of the affiliated personnel plus a markup. The markup for the related party transactions in these financial statements did not exceed 5% for services provided by Exos Securities to affiliates.

The total amounts charged to the affiliates and recognized as management fee revenue for the year ended November 30, 2024, was $621. Similarly, Exos Securities incurs a management fee for support provided by affiliated companies. This includes professional support from the Finance, Legal, Human Resources, Compliance, Operations and Technology teams, as well as the execution services provided by Exos Financial's investment professionals.

This expense for the year ended November 30, 2024, was $737. A related affiliate payable of $1,231 was reclassified within the Statement of Changes in Member's Deficit due to the forgiveness of the liability by Exos Financial.

12. Subsequent Events

Events that occur after the balance sheet date but before the financial statements are available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes.

Management evaluated the activity of the Company through January 29, 2025, the date the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.